Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965




SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

            The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

            In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

PARTICIPANTS IN SOLICITATION

            Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.

                                 [FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]

Franco-Nevada
Mining Corporation Limited
Suite 1900, Box 2005
20 Eglinton Avenue West
Toronto, Ontario M4R 1K8
Tel: (416) 480-6480
Fax: (416) 488-6598
                                                               November 14, 2001
Dear Shareholders:

Today we announced a proposal to merge Franco-Nevada with Newmont Mining and Normandy Mining to create the number one gold company in the world. The attached brochure provides the highlights of the proposal. The resulting company will be:

     o    #1 in gold reserves (97 million ounces)
     o    #1 in gold production (8 million ounces per year)
     o    #1 in leverage to gold among the majors with a "no-hedging" philosophy
     o    #1 in trading liquidity
     o    #1 in EBITDA

Since we co-founded Franco-Nevada in 1982, we have consistently shared the goal of maximizing shareholder value. As Franco-Nevada's largest individual shareholders, we are committed to continue doing just that. We believe in gold and this transaction will give our new company the greatest leverage to gold possible. Our new roles will be Pierre as President of the merged company and Seymour as Chairman of the Merchant Banking unit out of Toronto.

Franco-Nevada shareholders will receive 0.80 of a Newmont share or Canadian exchangeable share per Franco-Nevada share. This will be a tax-free rollover for Canadian and US shareholders and the exchangeable shares will trade in Canada and qualify as Canadian property. The implied price of today's deal is C$28.36 per Franco-Nevada share or 22% above yesterday's share price. We expect some temporary weakness in the stock while arbitrageurs take positions. We believe with an improvement in the gold price, Franco-Nevada's resulting share price will be substantially higher than it would be on a stand-alone basis.

Franco-Nevada shareholders will own 32.5% of the new company's shares. On a per share basis, Franco-Nevada shares will have more than 3 times the attributable reserves and gold production. This transaction will be immediately accretive to Franco-Nevada's cash flow per share and substantially accretive to headline earnings at higher gold prices. Approximately 70% of reserves and production will be from North America and Australia. The merged company will continue our policy of remaining financially strong and will adopt a "no-hedging" philosophy with respect to gold.

We expect to be sending you a set of proxy materials for a special shareholders' meeting expected to take place in February. Please take time to review the enclosed brochure and the proxy materials that will follow. In the meantime, accept our thanks for your continued support as Franco-Nevada enters a new and exciting stage.


Sincerely,


/s/ Seymour Schulich                              /s/ Pierre Lassonde
Chairman and Co-CEO                               President and Co-CEO


Reno office: 681B Sierra Rose Drive, Reno, Nevada 89511-2060 Tel: (775) 825-8890
             Fax:  (775) 825-4994